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August 20, 2025
Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley
Mr. Brian Szilagyi

Re:	Nuveen Select Tax-Free Income Portfolio (the “Registrant”)
Registration Statement on Form N-14
File No. 333-288619

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 22, 2025 and August 13, 2025, with respect to the Registrant’s Registration Statement on Form N-14 filed on July 10, 2025 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen California Select Tax-Free Income Portfolio (“California Select”) and Nuveen New York Select Tax-Free Income Portfolio (“New York Select” and together with California Select, the “Target Funds” and each, a “Target Fund”) into the Registrant (the “Reorganizations”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please confirm that all blanks and missing information will be completed in the Pre-Effective Amendment to the Registration Statement

Response: The Registrant confirms that it will file Pre-Effective Amendment No. 1 to the Registration Statement in which all blanks will be completed and from which all brackets will be removed except for dates and similar information that by their terms are completed in the 424B filing..

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

August 20, 2025

2.	Comment: Please confirm that the response to the question “Why has each Fund’s Board recommended the Reorganization proposal?” in the Q&A, and elsewhere in the Joint Proxy Statement/Prospectus, discloses all material benefits noted by the Boards. If so, please remove “among other things” from the disclosure.

Response: The Registrant confirms that the disclosure discusses all material benefits of the Reorganizations noted by the Board and has removed “among other things” from the disclosure.

3.	Comment: In the Q&A, in the response to the question “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganizations?”, and elsewhere in the Joint Proxy Statement/Prospectus, the disclosure notes that expenses in connection with the Reorganizations are allocated among the Funds based on the expected benefits of the Reorganizations to each Fund. Please supplementally explain and provide disclosure on the methodology used to determine the relative benefits of the Reorganizations to each Fund, including who developed the methodology and whether such methodology was approved by the Boards.

Response: The expenses of the Reorganizations are allocated based on the anticipated net benefits of the Reorganizations over the average shareholder holding period (fifteen months for California Select, eighteen months for New York Select and twenty-four months for the Registrant). Benefits of the Reorganizations that are quantified for this analysis include fee and expense savings, and tighter bid/ask spreads and greater liquidity due to higher common share trading volume. The Boards received detailed information regarding this analysis from the Adviser in connection with their consideration of the Reorganizations.

4.	Comment: Please consider clarifying the terminology (e.g., “each Fund,” “the Funds”, “the Target Fund,” etc.) used throughout the Joint Proxy Statement/Prospectus to describe the respective Funds that are voting on each proposal.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

5.	Comment: Please revise the disclosure throughout the Joint Proxy Statement/Prospectus to indicate whether the Boards considered the loss of the state tax exemptions for the Target Funds in evaluating the respective performance of the Funds.

Response: Registrant confirms that the Boards considered the loss of the state tax exemption in evaluating the expected impact on gross returns as a result of the Reorganizations.

6.	Comment: Under the heading “Comparative Performance Information” on page 12 of the Joint Proxy Statement/Prospectus, please include a statement that the performance tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.	Comment: On p. 27 in the section captioned “Reasons for the Reorganizations,” and elsewhere in the Joint Proxy Statement/Prospectus, please disclosure if there are any material differences in shareholder rights due to differences in the governing documents (e.g., forum selection provisions). Please confirm supplementally to the staff that all material changes in shareholder rights have been disclosed.

Response: The Registrant respectfully advises the staff that the section captioned “Summary Description of Massachusetts Business Trusts” contains a narrative comparison of the differences in shareholders rights. The Registrant confirms that in its view all material differences in shareholder rights have been disclosed.

8.	Comment: Under the heading “Audit and Related Fees” on page 74 of the Joint Proxy Statement/Prospectus, please supplementally explain whether the em dashes mean “0” and, if so, please clarify the disclosure.

Response: The Registrant confirms that the em dashes mean “0” and has revised the disclosure in response to the staff’s comment.

August 20, 2025

9.	Comment: Please explain supplementally whether shareholders of the Registrant will be able to vote separately on each Reorganization proposal and, if so, how the mechanics of the proxy card allow for such bifurcated vote.

Response: Registrant confirms that shareholders of the Acquiring Fund will vote separately on each Reorganization proposal and has revised the proxy card to provide for separate votes.

10.	Comment: In the non-fundamental investment restriction table under the heading “Investment Restrictions” on page S-21 of the Statement of Additional Information, consider including the non-fundamental state-specific policy of each Target Fund in the table.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

11.	Comment: Please confirm that an opinion and consent of counsel with respect to the filing will be filed as Exhibit (11) to Pre-Effective Amendment No. 1 to the Registration Statement.

Response: The Registrant confirms that an opinion and consent of counsel with respect to the filing will be filed in connection with Pre-Effective Amendment No. 1 to the Registration Statement.

12.	Comment: On the signature page, please ensure whether all Trustees signed the signature page.

Response: Registrant confirms that one Trustee did not sign the original registration statement and will ensure that the signature page is clear in this regard going forward.

13.	Comment: Please confirm supplementally whether any standstill agreements are in place with the Funds or an affiliate.

Response: The Registrant confirms that no standstill agreements are in place.

Accounting Comments

14.	Comment: Please confirm and disclose in the Joint Proxy Statement/Prospectus which Fund will be the accounting survivor.

Response: The Registrant confirms that the Acquiring Fund will be the accounting survivor of the Reorganization. The Registrant has added the requested disclosure.

15.	Comment: Please explain in correspondence and disclose in the N-14 if the reorganizations will be accounted for as an asset acquisition. If it is accounted for as an asset acquisition:

(a) please describe if assets acquired are measured at the fair value of consideration transferred or the fair value of assets acquired and how such value will be allocated to acquired assets. Please cite applicable US GAAP and incorporate into the analysis the impact of the funds traded market prices and discounts and premiums to NAV; and

(b) citing applicable US GAAP, please explain if any day-one unrealized gains or losses will result from the acquisition post-reorganization.

Response: Registrant has considered the guidance under ASC 805-50 and AICPA TQA 6910.33. Registrant believes that the fair value of the assets acquired, as represented by the net asset value of the Target Funds calculated in accordance with the valuation procedures adopted by the Boards of Trustees of the Funds in accordance with Section 2(a)(41) of the 1940 Act, is more clearly evident, more reliably measured and, the terms of the Reorganizations provide for an exchange ratio based on the relative net asset values of the Funds. Shares of the Funds may trade at a premium or discount to NAV, therefore measuring the Registrant’s common stock on Closing Date of each Reorganization based on the closing price on the NYSE could result in unrealized gains or losses which would not reflect the underlying economics of the transaction for shareholders. Registrant considered, among other factors, that (i) net asset value is calculated daily and remains the primary measurement of the value of a closed-end fund’s assets; (ii) substantially all of each Fund’s portfolio is comprised of Level 1 and Level 2 securities; and (iii) the Funds utilize the same valuation procedures. Accordingly, there will not be any day one unrealized gains and losses post-merger.

August 20, 2025

16.	Comment: On page (iii) of the Joint Proxy Statement/Prospectus and page S-36 of the Statement of Additional Information, please update the hyperlinks to the link to the amended Annual Reports of the Registrant and California Select.

Response: The Registrant has updated the hyperlinks.

17.	Comment: In the Financial Highlights for New York Select on Appendix A, please revise the 2024 entry in the row “Ending Net Assets (000)” to correctly match the Financial Highlights in the Annual Report.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

If you have any questions regarding these responses, please contact the undersigned at at (312) 609-7661 or Adam Goldman at 312-609-7731.

Very truly yours,

/s/ Deborah Biellcke Eades
Deborah Biellcke Eades
Shareholder